Supplementary Material for Financial Results for the 3 Months ended December 31, 2006 (Unconsolidated)

                                                                                                                        [Japan GAAP]
------------------------------------------------------------------------------------------------------------------------------------
                                     FY 2003               FY 2004             FY 2005            FY 2006        FY 2007  Prospects
                                 6 mos.    12 mos.    6 mos.     12 mos.   6 mos.   12 mos.   6 mos.    12 mos.   6 mos.     12 mos.
                                 ended      ended      ended      ended    ended     ended      ended     ended    ended     ending
                               Sep. 30,   March 31,  Sep. 30,   March 31, Sep.30,  March 31,  Sep.30,   March 31, Sep.30,  March 31,
                                 2002        2003      2003        2004     2004      2005      2005       2006     2006      2007
====================================================================================================================================
Vehicle Production
(thousands of units)              1,676      3,513     1,682     3,558     1,802      3,749     1,798     3,863     2,004     4,240
------------------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
(thousands of units)              1,691      3,559     1,720     3,625     1,805      3,787     1,808     3,895     2,048     4,270
------------------------------------------------------------------------------------------------------------------------------------
        Japan                       800      1,724       830     1,765       838      1,805       806     1,769       781     1,680
  ----------------------------------------------------------------------------------------------------------------------------------
        Exports                     891      1,835       890     1,860       967      1,982     1,002     2,126     1,267     2,590
  ----------------------------------------------------------------------------------------------------------------------------------
              North America         414        841       398       811       412        864       470     1,053       708     1,410
  ----------------------------------------------------------------------------------------------------------------------------------
                 Europe             182        392       198       419       197        420       167       352       166       400
  ----------------------------------------------------------------------------------------------------------------------------------
                  Asia               80        165        71       151        82        151        66       122        57       120
  ----------------------------------------------------------------------------------------------------------------------------------
              Latin America          34         71        28        61        38         78        46        82        52       110
  ----------------------------------------------------------------------------------------------------------------------------------
                 Oceania             71        137        78       158        89        164        85       160        93       170
  ----------------------------------------------------------------------------------------------------------------------------------
                 Africa              30         56        28        65        45         93        51       106        65       130
  ----------------------------------------------------------------------------------------------------------------------------------
               Middle East           76        166        86       188        99        203       114       244       124       250
  ----------------------------------------------------------------------------------------------------------------------------------
                 Others               4          7         3         7         5          9         3         7         2
  ----------------------------------------------------------------------------------------------------------------------------------
Net Sales (billions of yen)     4,204.7    8,739.3   4,302.1   8,963.7   4,459.7    9,218.3   4,664.0  10,191.8   5,470.3  11,400.0
------------------------------------------------------------------------------------------------------------------------------------
               Japan            1,607.3    3,438.4   1,667.5   3,593.1   1,723.0    3,654.9   1,671.7   3,679.8   1,655.6
  ----------------------------------------------------------------------------------------------------------------------------------
              Exports           2,597.4    5,300.8   2,634.5   5,370.5   2,736.7    5,563.4   2,992.2   6,511.9   3,814.6
  ----------------------------------------------------------------------------------------------------------------------------------
Operating Income
(billions of yen)                 471.3      861.3     459.1     833.7     392.3      701.3     297.6     847.9     571.0   1,130.0
------------------------------------------------------------------------------------------------------------------------------------
        (Operating Income         (11.2)      (9.9)    (10.7)     (9.3)     (8.8)      (7.6)     (6.4)     (8.3)    (10.4)     (9.9)
        Ratio) (%)
------------------------------------------------------------------------------------------------------------------------------------
Ordinary Income (billions of      481.7      892.6     510.5     915.7     442.3      856.2     416.6   1,104.7     778.2   1,520.0
yen)
------------------------------------------------------------------------------------------------------------------------------------
        (Ordinary Income          (11.5)     (10.2)    (11.9)    (10.2)     (9.9)      (9.3)     (8.9)    (10.8)    (14.2)    (13.3)
        Ratio) (%)
------------------------------------------------------------------------------------------------------------------------------------
Net Income (billions of yen)      382.2      634.0     338.0     581.4     263.7      529.3     283.6     765.9     525.8   1,030.0
------------------------------------------------------------------------------------------------------------------------------------
        (Net Income Ratio) (%)     (9.1)      (7.3)     (7.9)     (6.5)     (5.9)      (5.7)     (6.1)     (7.5)     (9.6)     (9.0)
Shareholders Return
------------------------------------------------------------------------------------------------------------------------------------
      Dividend Payout
      (billions of yen)            56.8      125.8      67.9     151.2      82.0      212.7     113.8     292.1     160.8
------------------------------------------------------------------------------------------------------------------------------------
              Dividend Per           16         36        20        45        25         65        35        90        50
              Share (yen)
------------------------------------------------------------------------------------------------------------------------------------
              Payout Ratio (%)     14.9       19.8      20.1      26.0      31.1       40.5      40.2      38.3      30.6
------------------------------------------------------------------------------------------------------------------------------------
      Value of shares
      canceled
      (billions of yen)           143.0      143.0         -         -         -          -         -         -         -
------------------------------------------------------------------------------------------------------------------------------------
      Shareholder Return (%)       52.3       42.4      20.1      26.0      31.1       40.5      40.2      38.3      30.6
------------------------------------------------------------------------------------------------------------------------------------
      Value of shares
      repurchased
      (billions of yen)           163.3      453.4     161.7     398.8     208.4      266.2      61.7     133.6     162.5
------------------------------------------------------------------------------------------------------------------------------------
Number of Outstanding Shares
(thousands)                   3,609,997  3,609,997 3,609,997 3,609,997 3,609,997  3,609,997 3,609,997 3,609,997 3,609,997
------------------------------------------------------------------------------------------------------------------------------------
Number of Employees              66,874     65,551    66,099    65,346    64,408     64,237    65,994    65,798    67,733
------------------------------------------------------------------------------------------------------------------------------------


(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)  Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6)  Calculation:  (Dividend payout + Value of shares canceled)/Net income

     Cautionary Statement with Respect to Forward-Looking Statements

          This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

          A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.